SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 30, 2002

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
(Exact name of registrant as specified in its charter)

TELESP HOLDING COMPANY
(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21º andar
Sao Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X          Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                 No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Minutes of the Special General Preferred Shareholders Meeting” dated December 30, 2002.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP
Minutes of the Special General Preferred Shareholders Meeting

December 30, 2002 (02 pages)

For more information, please contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.net.br

(São Paulo – Brazil), (December 30, 2002) – The management of Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP), hereby informs the Minutes of the Special General Preferred Shareholders Meeting held on December 30, 2002:

1.  Date, Time and Venue of the meeting:    December 30, 2002, at 13:00 hours, at the Company headquarters located at Rua Martinino de Carvalho 851, 21st Floor, in the Capital of the State of São Paulo.

2.  Call Notice:    The meeting was called upon publication of notice in the newspapers Official Gazette of the State of São Paulo, issues of November 29 and 30 and December 03, 2002 (pages 5, 8 and 8, respectively) and Gazeta Mercantil, issues of November 29 and December 02 and 03, 2002 (pages A-9, A-5 and B-2, respectively).

3.  Agenda:    Ratify the resolution of the Extraordinary General Shareholders Meeting held on December 30, 2002, regarding the modification of the heading of the article 7 and the first paragraph of article 27, and removal of article 26 of the Company’s by-laws, in order to adapt them to the new conditions stated in the Law # 10303/01 from October 31, 2001. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% (six per cent) per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, stated in the heading of article 7.

4.  Attendance:    Shareholders of the Company, representing 88.849% of the total number of preferred shares, in accordance with the entries and signatures in Shareholders Attendance Book No. 1, page 71 and overleaf and the legal “quorum”, to proceed with the meeting and deliberate about the proposed matters, was verified. It was also registered the presence of Mr. Bento José Orduna Viegas Louro, Vice-President for Long Distance and Interconnection Businesses of the Company.

5.  Presiding Officers:    Mr. Bento José Orduna Viegas Louro – Chairman and João Carlos de Almeida – Secretary.

6.  Resolutions:    The shareholders representing the preferred shares of the capital stock, decided by majority (89.845% voted for, 0.003% voted against and 0.001% abstained) to ratify the resolutions approved in the 14th Extraordinary General Shareholders Meeting, held on December 30, 2002, regarding the modification of the heading of the article 7 and the first paragraph of article 27 of the Company’s by-laws, in order to adapt them to the new conditions stated in the Law # 10303/01 from October 31, 2001. Such modification refers to the fact that the preferred shares will have a secured priority in the reimbursement of capital, without premium, and will receive a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. This dividend substitutes the minimum dividend, non accumulative, of 6% (six per cent) per year of the value resulting by dividing the subscribed capital by the total number of shares of the Company, stated in the heading of article 7. According to the resolutions of the 14th Extraordinary General Shareholders Meeting, articles 7 and 27 of the Company’s by-laws, duly consolidated, will now have the following wording:

“Art. 7 – Preferred shares have no voting rights, except in the cases provided for in Articles 9 and 10 below, and are assured priority for the reimbursement of capital, with no premium, and for the payment of a dividend, in an amount that is 10% (ten per cent) higher than the one granted to each common share. Sole Paragraph – Preferred shares will be granted full voting rights in the event that the Company fails to pay the minimum dividends to which they are entitled for 3 (three) consecutive fiscal years, which right they shall retain until such dividends are paid.”; “Art. 27 – Together with the financial statements, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income. Paragraph One – Of the net profit of the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve, aiming to ensure the physical integrity of capital stock, limited to 20% (twenty percent) of paid-in capital stock; (ii) 25% (twenty-five percent) of net income, adjusted according to items II and III of Article 202 of Law # 6404/76, will be mandatorily distributed as a minimum compulsory dividend to all shareholders; and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to resolution by the General Shareholders’ Meeting, based on a proposal from the Board of Directors included in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders’ Meeting shall resolve either for the application of the excess in paying in or increasing capital stock, or in paying additional dividends to the shareholders. Paragraph Two – Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.”

7.  Closing of the Meeting:    At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log, in accordance to article 130, paragraph one of the Law 6404/76.

Signatures:
Bento José Orduna Viegas Louro – President
João Carlos de Almeida – Secretary
SP Telecomunicações Holding Ltda.. – represented by Mr. Pedro Riviere Torrado
Telefónica Internacional S.A. – represented by Mr. Pedro Riviere Torrado
Telefónica S.A. – represented by Mr. Pedro Riviere Torrado
Bradesco Templeton Funds – represented by Mr. Flávio Schegerin Ribeiro
The Bank of New York – represented by Mrs. María Aparecida Simionato

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

Date: December 30, 2002	By:	/s/ CHARLES E. ALLEN
Name: Charles E. Allen Title: Investor Relations Director